UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Willbros Group, Inc.
(Name of Subject Company (Issuer))
Willbros Group, Inc.
(Name of Filing Persons (Offeror))
6.5% Convertible Senior Notes due 2012
(Title of Class of Securities)
969199AD0
(CUSIP Number of Class of Securities)
Robert R. Harl
President and Chief Executive Officer
Willbros Group, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027
(713) 403-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
COPIES TO:
Robert J. Melgaard, Esq.
Mark D. Berman, Esq.
Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172
(918) 586-5711
(918) 586-8548 (Facsimile)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$32,050,000	$2,285.17

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 6.5% Convertible Senior Notes due 2012 (the “Notes”) is 100% of the principal amount of the Notes plus any accrued and unpaid interest, Additional Amounts and Additional Interest to, but not including, the purchase date. As of November 11, 2010, there was $32,050,000 aggregate principal amount of the Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction. The filing fee was paid on November 12, 2010 in connection with the filing by Willbros Group, Inc. of the original Schedule TO.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Willbros Group, Inc., a Delaware corporation (“Willbros,” the “Company” or “we”), on November 12, 2010 (the “Schedule TO”), with respect to Willbros’ obligation to purchase for cash its 6.5% Convertible Senior Notes due 2012 (the “Notes”) from each holder (each, a “Holder”) of the Notes pursuant to the requirements of the Indenture, dated as of December 23, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, Bank of Texas, N.A., as successor in interest to The Bank of New York Mellon (formerly known as The Bank of New York) (such Indenture, as amended and modified by the First Supplemental Indenture thereto dated as of November 2, 2007, the Second Supplemental Indenture thereto dated as of March 3, 2009, and the Third Supplemental Indenture thereto dated as of July 1, 2010, the “Indenture”), as set forth in the Company Notice to Holders of 6.5% Convertible Senior Notes due 2012 Issued by Willbros Group, Inc., dated November 12, 2010 (the “Company Notice”) and the related notice materials filed as exhibits to the originally filed Schedule TO (the Company Notice and such related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Option Documents remains unchanged.
This Amendment No. 1 is the final amendment to the Schedule TO.
Items 1 through 9.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:
The right of Holders to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 5:00 p.m., New York City time, on December 13, 2010. The Company has been advised by Bank of Texas, N.A., as paying agent, that no Notes were validy surrendered for purchase and not withdrawn prior to the expiration of the Put Option. Following the expiration of the Put Option, $32,050,000 in aggregate principal amount of the Notes remains outstanding.
Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Option Documents, are hereby further amended and supplemented, effective as of November 12, 2010, the date of the filing of the Schedule TO, as follows:
Company Notice
     1. Amendment of Section 11 of the Company Notice, “Certain U.S. Federal Income Tax Considerations.” Section 11 on page 12 of the Company Notice is amended by the deletion in its entirety of the first bolded paragraph relating to IRS Circular 230. You should disregard that paragraph.
     2. Supplement to Company Notice — Indenture Terms “Additional Amounts” and “Additional Interest.” In the Company Notice, “Purchase Price” is defined in the first sentence of the second paragraph of the cover page, in the response to the fourth question on the Summary Term Sheet and in Section 2.2, as 100% of the principal amount of the Notes plus any accrued and unpaid interest, Additional Amounts and Additional Interest, to, but not including, the Purchase Date.
     The Purchase Price definition in the Company Notice is amended and supplemented by the addition of the following information about Additional Amounts and Additional Interest, which terms are defined in the Indenture.
Payment of Additional Amounts and Additional Interest
     Background. As previously disclosed, the Company was organized to enable its predecessor registrant and now its wholly-owned subsidiary, Willbros Global Holdings, Inc., a Republic of Panama corporation formerly known as Willbros Group, Inc. (“Willbros Panama”), to complete a corporate reorganization resulting in its change in domicile from the Republic of Panama to Delaware. On March 3, 2009, Willbros Panama effected the reorganization pursuant to an Agreement and Plan of Merger, dated December 10, 2008, among Willbros Panama, the Company and Willbros Merger, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), whereby Merger Sub was merged with and into Willbros Panama, with Willbros Panama continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”).
     In connection with the Merger, the Company executed the Second Supplemental Indenture dated March 3, 2009, among the Company, Willbros Panama, Willbros United States Holdings, Inc., a Delaware corporation formerly known as Willbros USA, Inc., and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, which amended and supplemented the Indenture dated December 23, 2005, as supplemented by the First Supplemental Indenture thereto dated November 2, 2007 (and the Indenture was subsequently supplemented by the Third Supplemental Indenture thereto dated as of July 1, 2010), relating to the Notes issued by Willbros Panama. The Second Supplemental Indenture provided for the assumption of the obligations of Willbros Panama under the Indenture by the Company and that, upon conversion of the Notes issued under such Indenture, shares of the Company’s common stock, par value $0.05 per share (the “Common Stock”), would be issued in lieu of Willbros Panama common stock.
     We expect that there will be no Additional Amounts or Additional Interest due as part of the Purchase Price. As contemplated by the Indenture entered into by our predecessor, Willbros Panama, the payment of Additional Amounts pertains in part to taxes that may be imposed under Panamanian law. The Indenture provides that Additional Interest has the meaning set forth in the Registration Rights Agreement dated December 23, 2005, among Willbros Panama and the initial purchasers party thereto (the “Registration Rights Agreement”). The Registration Rights Agreement provided for the registration on a shelf registration statement of shares of common stock of Willbros Panama issued upon conversion of the Notes, and for the payment of Additional Interest in the event of a registration default under the terms of the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, the shelf registration statement is no longer required to be kept effective, and we are unaware of any existing registration default under the Registration Rights Agreement.
     Following is a summary of the meaning of “Additional Amounts” and “Additional Interest” under the Indenture.
     Payment of Additional Amounts. Unless otherwise required by Panamanian law, we will not deduct or withhold from payments made with respect to the Notes on account of any present or future taxes, duties, levies, imposts, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of any political subdivisions or taxing authorities in Panama having the power to tax. In the event that we are required to withhold or deduct on account of any Panamanian taxes due from any payment made under or with respect to the Notes, we will pay additional amounts so that the net amount received by each Holder of Notes will equal the amount that the Holder would have received if the Panamanian taxes had not been required to be withheld or deducted. The amounts that we are required to pay to preserve the net amount receivable by the Holders of the Notes are referred to as “Additional Amounts.”
     If payments with respect to the Notes become subject generally to the taxing jurisdiction of any Territory or any political subdivision or taxing authority having power to tax, other than or in addition to Panama or any political subdivision or taxing authority in Panama having the power to tax, immediately upon becoming aware thereof we are required to notify the Trustee of such event, and we will pay any additional amounts in respect thereof on terms corresponding to the terms of the foregoing provisions of this “— Payment of Additional Amounts” section with the substitution for (or, as the case may be, in addition to) the references in this section to Panama or any political subdivision or taxing authority in Panama having the power to tax of references to that other or additional Territory or any political subdivision or taxing authority in such Territory having the power to tax to whose taxing jurisdiction such payments shall have become subject as aforesaid. The term “Territory” means for this purpose any jurisdiction in which we are incorporated or in which we have our place of central management or central control.
     Payment of Additional Interest. If a registration default had occurred under the Registration Rights Agreement, then additional interest (“Additional Interest”) would accrue on the Notes from and including the calendar day following the registration default to but excluding the earlier of (1) the day on which all registration defaults have been cured and (2) the date the shelf registration statement is no longer required to be kept effective (in any event, no longer than two years from the last date of original issuance of any Notes). Additional Interest will be paid in cash semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which such Additional Interest begins to accrue, and will accrue on the Notes at a rate per year equal to 0.5% for the first 90 calendar day period and 1% thereafter of the principal amount of such Notes.

Item 12. Exhibits.

(a)(1)(A)*	Company Notice to Holders of 6.5% Convertible Senior Notes due 2012, dated November 12, 2010.

(a)(1)(B)*	Form W-9

(a)(5)(A)*	Press Release issued by the Company on November 12, 2010.

(a)(5)(B)	Press Release issued by the Company on December 15, 2010.

(b)*	Credit Agreement dated as of June 30, 2010, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as Guarantors, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Administrative Agent, Collateral Agent, Issuing Bank, Revolving Credit Facility Sole Lead Arranger, Sole Bookrunner and participating Lender, UBS Securities LLC (“UBS”), as Syndication Agent, Natixis, The Bank of Nova Scotia and Capital One, N.A., as Co-Documentation Agents, and Crédit Agricole and UBS as Term Loan Facility Joint Lead Arrangers and Joint Bookrunners, incorporated by reference to Exhibit 10 to the Company’s current report on Form 8-K dated June 30, 2010, filed July 7, 2010.

(d)(1)*	Indenture, dated as of December 23, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K dated December 21, 2005, filed December 23, 2005.

(d)(2)*	First Supplemental Indenture, dated as of November 2, 2007, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated November 2, 2007, filed November 5, 2007.

(d)(3)*	Waiver Agreement dated November 2, 2007, between Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and Portside Growth and Opportunity Fund with respect to the First Supplemental Indenture listed in Exhibit (d)(2) above, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated November 2, 2007, filed November 5, 2007.

(d)(4)*	Second Supplemental Indenture dated as of March 3, 2009, among Willbros Group, Inc., a Republic of Panama corporation, Willbros Group, Inc., a Delaware corporation, Willbros United States Holdings, Inc., a Delaware corporation (formerly known as Willbros USA, Inc.), and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated March 3, 2009, filed March 4, 2009.

(d)(5)*	Form of Consent Agreement and Third Supplemental Indenture, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated March 10, 2010, filed March 16, 2010.

(d)(6)*	Form of Amendment to Consent Agreement and Third Supplemental Indenture, incorporated by reference to Exhibit 4.3 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2010, filed May 10, 2010.

(d)(7)	Registration Rights Agreement dated December 23, 2005, among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and the initial purchasers party thereto, incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K dated December 21, 2005, filed December 23, 2005.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on November 12, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLBROS GROUP, INC.
By:	/S/ Van A. Welch
	Name:	Van A. Welch
	Title:	Senior Vice President and Chief Financial Officer
Dated: December 15, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Company Notice to Holders of 6.5% Convertible Senior Notes due 2012, dated November 12, 2010.

(a)(1)(B)*	Form W-9

(a)(5)(A)*	Press Release issued by the Company on November 12, 2010.

(a)(5)(B)	Press Release issued by the Company on December 15, 2010.

(b)*	Credit Agreement dated as of June 30, 2010, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as Guarantors, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Administrative Agent, Collateral Agent, Issuing Bank, Revolving Credit Facility Sole Lead Arranger, Sole Bookrunner and participating Lender, UBS Securities LLC (“UBS”), as Syndication Agent, Natixis, The Bank of Nova Scotia and Capital One, N.A., as Co-Documentation Agents, and Crédit Agricole and UBS as Term Loan Facility Joint Lead Arrangers and Joint Bookrunners, incorporated by reference to Exhibit 10 to the Company’s Form 8-K dated June 30, 2010, filed July 7, 2010.

(d)(1)*	Indenture, dated as of December 23, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K dated December 21, 2005, filed December 23, 2005.

(d)(2)*	First Supplemental Indenture, dated as of November 2, 2007, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated November 2, 2007, filed November 5, 2007.

(d)(3)*	Waiver Agreement dated November 2, 2007, between Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company, and Portside Growth and Opportunity Fund with respect to the First Supplemental Indenture listed in Exhibit (d)(2) above, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated November 2, 2007, filed November 5, 2007.

(d)(4)*	Second Supplemental Indenture dated as of March 3, 2009 among Willbros Group, Inc., a Republic of Panama corporation, Willbros Group, Inc., a Delaware corporation, Willbros United States Holdings, Inc., a Delaware corporation (formerly known as Willbros USA, Inc.), and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated March 3, 2009, filed March 4, 2009.

(d)(5)*	Form of Consent Agreement and Third Supplemental Indenture, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated March 10, 2010, filed March 16, 2010.

(d)(6)*	Form of Amendment to Consent Agreement and Third Supplemental Indenture, incorporated by reference to Exhibit 4.3 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2010, filed May 10, 2010.

(d)(7)	Registration Rights Agreement dated December 23, 2005, among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and the initial purchasers party thereto, incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K

Exhibit No.	Description

dated December 21, 2005, filed December 23, 2005.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on November 12, 2010.